Mail Stop 7010

      September 2, 2005


Mr. Charles R. Weeks
Chief Financial Officer
IFT Corporation
718 South Military Trail
Deerfield Beach, FL  33442

	RE:	Form 10-K for the fiscal year ended December 31, 2004
		Forms 10-Q for the quarters ended March 31 and June 30,
2005
		Form 8-K/A filed April 27, 2005
		File No. 1-31354

Dear Mr. Weeks:

      We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions, please show us your proposed revised disclosure in your response. With the exception of the comments below that specifically request an amendment, all revisions may be included in your future filings.

2. Please note that each amendment to your Form 10-K or Forms 10-Q must include updated certifications in the exact form specified by
Item 601 of Regulation S-K.

Item 7 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 9

Liquidity and Capital Resources, page 11

3. Please disclose your commitments for capital expenditures as of December 31, 2004, including a description of each material commitment. In addition, please disclose how you anticipate funding these commitments. See Item 303(a)(2) of Regulation S-K.

Discontinued Operations, page 13

4. Please tell us more regarding the 2002 adjustment to eliminate the reserve related to your discontinued operations, including the nature of the contingency and the amount of the adjustment.

Contractual Obligations, page 14

5. Please revise your table of contractual obligations to include the estimated interest payments on your debt. Because the table is aimed at increasing the transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Item 15. Exhibits and Financial Statement Schedules: (a)2
Financial
Statement Schedules, page 16

6. Please tell us where you have provided the disclosures required by
Schedule II related to your allowance for doubtful accounts and, if applicable, your reserves for note receivable, or revise your disclosure accordingly. Please note these disclosures are required for all periods presented.

Item 8 - Financial Statements

Report of Independent Registered Accounting Firm, page F-2

7. We note the statement that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board,
"except as discussed in the following paragraph." Please obtain a revised report from your independent accountant which states, in clear and unqualified language, that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board. Please file an amendment to your Form 10-K for the year ended December 31, 2004 that includes the revised report from your independent accountant.

8. Please also note that an explanatory paragraph included to describe the uncertainty about an entity`s ability to continue as a going concern should be presented after the opinion paragraph.
See
paragraph 12 of SAS 59. The revised opinion from your independent accountant included in your amended Form 10-K should conform to this requirement.

Consolidated Balance Sheets, page F-4

9. You currently only disclose the 2003 allowance for doubtful accounts on the face of your balance sheet. If you choose to present the allowance for doubtful accounts on the face of your balance sheet, please present the amounts of the allowance for both years.

10. Please present goodwill separately from any other intangible assets on the face of your balance sheet. Please also revise the title of the goodwill line item to avoid its confusion with other intangibles. See paragraphs 42 and 43 of SFAS 142.

11. Please amend your filing to present the Reserve for Litigation line item consistently for all periods presented. The reserve for litigation as of December 31, 2003 is included in the Accounts Payable and Accrued Expenses line item. It is also unclear why you have referenced the reserve for litigation line item to note 3. Further, while the tabular detail in note 7 currently includes the litigation reserve for both periods, only the 2003 balance is included in Total Accounts Payable and Accrued Expenses. Please revise as appropriate.

12. Given that the $5,670,000 due to a related party is due upon demand, it appears it should be reflected as a current liability as of December 31, 2004. We note that you have reflected it as current in the comparative December 31, 2004 balance sheets included in your
2005 Forms 10-Q. Please amend your Form 10-K for the year ended December 31, 2004 to present the related party loan as a current liability as of December 31, 2004.

Consolidated Statements of Stockholders` Equity, page F-7

13. You currently have presented statements of stockholders` equity for the two years ended December 31, 2004. Please note that you are required to present statements of stockholders` equity for each period for which an income statement is required, which would be each of the three years ended December 31, 2004. See Rule 3-04 of Regulation S-X. Please amend your Form 10-K to include this required information.

Consolidated Statements of Cash Flows, page F-10

14. Your amended Form 10-K for the year ended December 31, 2004 should include a statement of cash flows that reports net cash provided by or used in operating, investing, and financing activities, including cash flows related to your discontinued operations. Please note that if you choose to separately reflect the cash flows related to your discontinued operations you must disclose the value of such cash flows included within each of the three categories separately. Such a presentation must also be consistent for each period presented. Please refer to paragraph 24 and footnote
10 of SFAS 95. Please also revise your liquidity discussion in your
MD&A as appropriate.

15. Please provide us with a reconciliation of the changes in accounts payable and accrued expenses reflected on the statement of cash flows to the amounts reported on the balance sheet for all periods presented. Please also revise your statement of cash flows to present the changes in accounts payable separately from the changes in accrued liabilities. Please refer to paragraph 29 of SFAS
95.

Note 1 - Summary of Significant Policies, page F-12

General

16. Please disclose the types of expenses that you include in the cost of sales line item, the warranty costs, freight and other cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item or the warranty costs, freight and other cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

17. Please revise to include the disclosure required by paragraph
14
of FIN 45 for each period presented.

Goodwill and Purchased Intangible Assets, page F-13

18. Please provide us with the analysis supporting your conclusion that goodwill related to the Infinity acquisition was not impaired as of December 31, 2004 and as of March 31 and June 30, 2005. Please identify each of the significant assumptions used in your analysis and explain the basis for each such assumption.

Revenue Recognition, page F-13

19. Please revise your disclosure to clarify your revenue recognition policy for each significant sales channel, including stocking distributors. Please also disclose the shipping terms, customer acceptance or return provisions by channel. Tell us your policy as to replacement of goods damaged or lost in transit.

Net Loss per Common Share, page F-14

20. Please disclose the number of antidilutive shares by each type of security. See paragraph 40(c) of SFAS 128.

21. Please disclose how you are treating the restricted shares you have issued in computing both your basic and diluted earnings per share. See paragraphs 10 and 13 of SFAS 128.

Allowance for Doubtful Accounts, page F-14

22. Please tell us more regarding your fourth quarter adjustment to the allowance for doubtful accounts. Please tell us how the amount of the adjustment was determined and describe in detail how you now determine your allowance for doubtful accounts. Please also tell us about the basis for your new methodology.

Recently Adopted Accounting Standards, page F-15

23. You disclose that you adopted the provisions of SFAS 151 in the fourth quarter of 2004. However, you have also included SFAS 151 in the section titled "New Accounting Standards Not Yet Adopted" on page
F-14. Please revise your disclosure to clarify whether or not you have adopted SFAS 151.

Note 3 - Discontinued Operations, page F-16

24. We note that "[t]he (loss) of discontinued operations include allocations of certain of the Company`s expenses to those operations." Please tell us the allocated amounts for each period presented. In addition, please tell us how the inclusion of allocations of corporate expenses is consistent with the requirement that results of operations of a component be presented as discontinued operations only if the operations and cash flows of the component have been, or will be, eliminated from the ongoing operations of the entity as a result of the disposal transaction. Please refer to paragraph 42 of SFAS 144.

25. Please confirm that the only assets or liabilities of the disposal group were $663,000 in current liabilities as of December 31, 2004 and no assets or liabilities as of December 31, 2003 or amend your filing to comply with paragraph 46 of SFAS 144.

26. Please revise your disclosure to comply with the requirements of paragraph 20 of SFAS 146, including a rollforward of accrued severance cost, if applicable.

Note 5 - Machinery and Equipment, page F-17

27. Please provide us with a rollforward of machinery and equipment for each of the periods presented. For the disposition of machinery and equipment in 2004 please provide us with additional information to help us understand the determination of $18,568 loss recognized, including the carrying value, gross and net of accumulated depreciation, of the machinery and equipment disposed of and the consideration received in addition to the $2,100 in cash reflected on the statement of cash flows.

Note 11 - Commitments and Contingencies, page F-22

28. Please disclose how you account for (a) step rent provisions
and
escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5(n) of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price
index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS
13
and FTB 88-1.

29. Please include the disclosures required by paragraphs 16(c) and
(d) of SFAS 13 regarding your operating leases.

30. Please tell us how you have accounted for the deposit being held by Trammell Crow Company that was applied to the remaining lease payments due through October 2005.

31. Please provide us with a listing, summarized by major category, of the types and amounts of liabilities included in the Accounts
Payable and Accrued Expenses for Discontinued Operations.

32. Please tell us the nature of your litigation reserve and the basis for its determination as of December 31, 2004 and 2003. Please tell us whether this reserve is related to the settlement discussed under Legal Proceedings (a) - Ponswamy v. Urecoats Int`l. In this regard, we note that you cannot determine an outcome for any of the outstanding lawsuits discussed in note eleven.

Note 13 - Securities Transactions, page F-24

33. Please tell us more regarding the nature of the adjustments discussed in note 13(j) and your accounting for them.

Note 16 - Concentrations of Credit Risk, page F-29

34. Please tell us more regarding your new receivables management arrangement. Please also tell us how you intend to account for the arrangement, including the premium paid to the counter-party. In addition, tell us what consideration you gave to the provisions in paragraphs nine through 15 of SFAS 140, which discuss sales of assets to third parties. Tell us whether the transfers pursuant to the arrangement constitute sales or financing transactions. Please also tell us how you intend to reflect the transfers on the balance sheet and classify the related cash flows on the statement of operations.

Note 17 - Securities Capitalization, page F-29

35. Please tell us how the number of available shares is computed in your securities capitalization table. For example, in regards to Series C preferred stock, it is unclear why only 62,105 shares are available given that 750,000 shares are authorized and no shares are issued and outstanding or reserved.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2005

General

36. Please address the above comments in your interim filings as applicable.

Item 1 - Financial Statements

Consolidated Statements of Operations, page 5

37. Please provide us with additional information to help us understand why you did not incur warranty costs, freight or other cost of sales during the quarter ended June 30, 2005.

Note 2 - Recently Adopted Accounting Standards, page 7

38. Please note that paragraph 69(a) of SFAS 123R requires that public companies, like you, that do not file as small business issuers to adopt SFAS 123R as of the beginning of the first interim or annual period that begins after June 15, 2005. Your current disclosure appears to be based on an assumption that paragraph 69(b)
of SFAS 123R applies to all public companies that meet the requirements to file as small business issuers, which is not the case. Please revise your disclosure accordingly and confirm that you adopted SFAS 123R effective July 1, 2005.

Note 3 - Going Concern, page 7

39. Please show us how you calculated a working capital deficit of $6,145,041. Please also note that the listed excess of liabilities over assets of $3,362,789 is incorrect.

Note 11 - Business Segment Information, page 9

40. Please provide us with additional information to help us understand your internal structure and tell us about the information reviewed by the chief operating decision-maker. Please tell us whether results are evaluated based on distribution channel such as
Retail and Commercial/Industrial. Please also describe your internal operational and reporting structure and organization.



Item 2 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations, page 11

41. Please discuss in greater detail the business reasons for the changes between periods in revenue, cost of sales, selling, general and administrative expenses, and professional fees. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, in relation to revenue, disclose how much of the increase was due to sales recognized from and after your acquisition of LaPolla, Infiniti sales prior to merging with LaPolla, and increases in sales volumes for LaPolla products. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

FORM 8-K/A FILED APRIL 27, 2005

Selected Unaudited Pro Forma Consolidated Financial Data for
Financial Statements, page PF-1

General

42. The following comments require that you amend your Form 8-K/A filed April 27, 2005. Please revise your pro forma financial information, the related notes and the introductory paragraph to the pro forma financial information to comply with our comments and file the revised pro forma financial information as an amendment to your
Form 8-K/A.

Pro Forma Consolidated Balance Sheet, page PF-2

43. You disclose that the unaudited pro forma balance sheet and statement of operations of IFT and LaPolla give effect to the acquisition by IFT of LaPolla as if it had occurred on December 1, 2004 and November 1, 2003. Please note that your pro forma balance sheet should be as of December 31, 2004 for IFT and October 31,
2004
for LaPolla and reflect the acquisition as if it occurred on December
31, 2004.  Please see Rules 11-02(c)(1) and 11-02(b)(6) of
Regulation
S-X.

44. Please tell us why you believe recording the deferred tax asset of $60,000 in the purchase accounting for LaPolla is consistent with paragraph 38 of SFAS 141. Please revise or advise. If you continue to believe the asset is appropriate, please provide us with a calculation of the value of the asset consistent with paragraph 38 of
SFAS 141 and paragraph 30 of SFAS 109.

45. It is also unclear why your pro forma financial statements indicate that $60,000 of LaPolla`s accumulated deficit is being acquired. Please revise to eliminate LaPolla`s accumulated deficit in the pro forma financial statements.

46. In the pro forma column inventory and deferred tax benefit appear to be switched. Please revise accordingly.

Pro Forma Consolidated Statement of Operations, page PF-3

47. Your pro forma statement of operations should reflect the transaction as if it occurred at the beginning of the fiscal year presented, which is January 1, 2004. Please refer to Rule 11-02(b)(6) of Regulation S-X. We note that your presentation of LaPolla`s results of operations for the twelve months ended October
31, 2004 is consistent with Rule 11-02(c)(3) of Regulation S-X.

48. Please revise your pro forma statement of operations to exclude discontinued operations. Please refer to Instruction 1 to Rule
11-
02(b) of Regulation S-X.

49. Please revise your pro forma statement of operations to consistently present interest expense in the interest expense line item. In this regard, the interest expense line item for IFT reflect no interest expense, while the interest expense for the year ended December 31, 2004 was $391,912.

Notes to Pro Forma Consolidated Financial Statements, page PF-4

50. Please revise pro forma adjustment C to record the assets acquired at their estimated fair value rather than book value.
Please also tell us how your estimate of fair value was determined.
Please refer to paragraph 35 of SFAS 141.

51. We note in the last note to the financial statements filed as exhibit 99.1 that the assets purchased include product formulations and customer lists. Please tell us what consideration you gave to the value of these and other identifiable intangible assets. Please refer to paragraph 39 of SFAS 141 and paragraphs A10 through A28 of
Appendix A to SFAS 141.

*    *    *    *



      Please respond to these comments and file the requested amendments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Scott Watkinson, Staff Accountant, at (202)
551-
3741.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief


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Mr. Charles R. Weeks
IFT Corporation
September 2, 2005
Page 1 of 11




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE